Mail Stop 4561

March 27, 2008

Michael McAndrew, Chief Financial Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055
Via facsimile also: (724) 746-0746

> **Re: Black Box Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed August 13, 2007**
> **File No. 000-18706**

Dear Mr. McAndrew:

　　We have reviewed your response to our letter dated January 31, 2008, in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 31, 2008.

Form 10-K for the Fiscal Year Ended March 31, 2007

Item 9A. Controls and Procedures, page 101

Remediation of a Material Weakness, page 101

1. We note your response to prior comment 5. Please explain to us more clearly how management concluded that the material weakness identified by management, specifically, the potential for management override of controls, existed solely because of the employment of a certain member of management, such that the departure of such individual, absent further procedural and structural enhancements, remediated the material weakness. In this regard, we refer to the report on internal control over financial reporting provided by BDO Seidman, LLP, contained in your Form 10-K. The last sentence of the fifth full paragraph of the report states that the company "did not have sufficient safeguards in place to monitor its control practices in this area or prevent other opportunities for

management override." Your auditor's report suggests that preventative structural or procedural measures, in addition to the departure of the member of management, may be necessary to remediate the identified material weakness. Please tell us how this statement in your auditor's report is consistent with your belief that the material weakness was remediated solely by the departure of one individual, without further changes.

Item 14. Principal Accountant Fees and Services, page 105

2. We note your response to prior comment 8. Please explain clearly in your response letter how your audit committee has satisfied the requirements of administering your audit engagement in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

Definitive Proxy Statement on Schedule 14A, filed August 14, 2007

Policies and Procedures Related to the Approval of Transactions with Related Persons, page 6

3. We note your response to prior comment 9. We are unable to concur with your conclusion that you are not required to provide, either in your Form 10-K or the portions of your proxy statement incorporated by reference into your Form 10-K, the statements regarding transactions with related persons called for by Item 404 of Regulation S-K and Item 13 of Form 10-K. Rule 14a-5(a) applies only to proxy statements, and the disclosure in question is incorporated by reference into your Form 10-K, an Exchange Act report. Please confirm that you will provide the information called for by Item 404 of Regulation S-K, or an appropriate negative statement, in future annual reports, or explain how Rule 12b-13 is inapplicable to your Form 10-K in this instance. Please also confirm that in future filings you will properly incorporate into your Form 10-K the section of your proxy statement entitled "Policies and Procedures Related to the Approval of Transactions with Related Persons," which does not appear to be a subsection within either of the two sections cited in Item 13 of your Form 10-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal